UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in its Charter)

America Mobile

(Translation of Registrant’s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Alcaldía Miguel Hidalgo

11529, Mexico City

Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-259910).

EXHIBITS

Pricing Agreement, dated January 24, 2024 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, BBVA Securities Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Santander US Capital Markets LLC, as Underwriters, and the Mexican Underwriters named in Schedule III thereto.	Exhibit 1.1

Seventh Supplemental Indenture, dated as of February 1, 2024, among América Móvil, S.A.B. de C.V., as issuer, Citibank, N.A., as trustee and registrar, and Citibank, N.A., London Branch, as paying, authenticating and London transfer agent, relating to the 10.300% Senior Notes due 2034.	Exhibit 4.1

Specimen of Global Note representing the 10.300% Senior Notes due 2034.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated February 1, 2024.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated February 1, 2024.	Exhibit 5.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer